

<u>MAIL STOP 3720</u>

December 1, 2008

Yaron Eitan
Chief Executive Officer
Vector Intersect Security Acquisition Corp.
65 Challenger Road
Ridgefield Park, NJ 07660

RE: Vector Intersect Security Acquisition Corp.
       Revised Preliminary Proxy Statement on Schedule 14A
       Filed November 25, 2008
       File No. 000-52247

Dear Mr. Eitan:

       We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Letter to Shareholders</u>

1.   Since you are not registering the offer of shares to Cyalume and its beneficial holders, please remove your statement on the second page of the letter to shareholders that "This document also serves as the prospectus for Cyalume stockholders being offered Vector common stock."

Questions and Answers About the Acquisition and the Vector Special Meeting, page 3

Q. What vote is required to approve the acquisition?, page five

2.   We note that, when you disclose the number of shares that constitute the majority
        of outstanding initial public offering shares required to approve the acquisition,
        you have calculated the number based upon the total number of shares sold in
        Vector's initial public offering minus the 600,000 shares purchased by Vector on
        October 15, 2008. Clearly and specifically disclose the treatment and effect of
        these 600,000 non-voting shares under Delaware law and your certificate of
        incorporation with respect to counting the votes required for approval of each
        matter being submitted for a shareholder vote. See Item 21 of Schedule 14A.
        While we note your statement in your response to comment two from our letter
        dated November 21, 2008 that the 600,000 shares purchased by Vector on
        October 15, 2008 are not eligible to be voted under Delaware law, it is not clear
        why these 600,000 shares that are currently held in escrow would not be
        considered outstanding for purposes of determining the vote required to approve
        the acquisition under your certificate of incorporation. Please provide your
        analysis as to why the 600,000 shares purchased by Vector and held in escrow
        would not be considered outstanding shares of common stock issued in Vector's
        initial public offering. Also provide your analysis as to whether the 600,000
        shares purchased by Vector and held in escrow would be considered outstanding
        for purposes of determining the vote required on all other matters being submitted
        for a shareholder vote.

3.   If the 600,000 shares purchased by Vector are not considered outstanding shares
        of common stock issued in Vector's initial public offering, please clarify here and
        throughout the proxy statement that the number of outstanding shares of common
        stock issued in Vector's initial public was recently reduced by 600,000 due to
        Vector's purchase of 600,000 initial public offering shares on October 15, 2008.
        Disclose that this purchase by Vector has, therefore, reduced the number of initial
        public offering shares required to approve the acquisition by 300,000.   Make
        similar clarifications throughout the proxy statement.

Summary, page nine

The Acquisition, page 10

4.   When referring to the vote required to approve the acquisition, as you do at the
        bottom of page 13, please refer to the number of shares rather than the number of
        shareholders required to approve the transaction.

Vector's and Cyalume's Efforts to Secure Approval of the Business Combination, page 20

5.   We note your revised disclosure on page 21 in response to comment five from our letter dated November 21, 2008 regarding the lack of disclosure in Vector's IPO prospectus of the possibility that Vector could purchase shares in the aftermarket. Disclose any materially different impact on the shareholder vote and redemption limit that would result from Vector's purchase of shares versus the purchase of shares by existing shareholders of Vector.

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Giovanni Caruso, Esq.
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP
        Via Facsimile: (212) 407-4990